Exhibit 99.2

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference on Form S-8 (File Nos. 333-121500, 333-131715, 333-135769) of Barrick Gold Corporation (the Company) of our report dated February 17, 2010 relating to the Company’s consolidated financial statements and the effectiveness of internal control over financial reporting which appears in Exhibit 99.1 to the Company’s Form 6-K furnished to the U.S. Securities and Exchange Commission on March 23, 2010.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

March 23, 2010